

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2014

Via e-mail
Yulong Zhu
Chief Executive Officer
Yulong Eco-Materials Limited
Eastern End of Xiwuzhuang Village
Jiaodian Town, Xinhua Area
Pingdingshan, Henan Province
People's Republic of China

> **Re:** **Yulong Eco-Materials Limited**
> **Draft Registration Statement on Form S-1**
> **Submitted May 9, 2014**
> **CIK No. 0001607741**

Dear Mr. Zhu:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please ensure that you indicate the contact information for, and identity of, your agent for service on the cover of the amendment to your preliminary registration statement.

2. Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

3. We encourage you to file all exhibits with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness.

4. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

5. You disclose that you are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

6. Please include updated financial information in your next amendment. Please refer to Item 8-08 of Regulation S-X.

Outside Front Cover Page of the Prospectus

7. Please include the names of the lead or managing underwriters in your amended registration statement. Note that we will defer further review of any amendment that does not include the names of the lead underwriters.

Conventions that Apply to this Prospectus, page ii

8. We note that while you define various terms that relate to your prospectus, including "mt" as metric ton, you do not define "m3", a term that you use extensively. Please define this term. Please also revise to ensure that you refer to your production capacity and amount of products sold using a consistent unit of measurement.

Our Competitive Strengths, page 1

9. Please describe, here or elsewhere as appropriate, what sort of "recycled construction wastes" your new plants will be able to turn into bricks.

Our Business Strategy, page 1

10. We note your reference here and on page 46 to projected increases in market demand. Please revise here and elsewhere as appropriate to present the current scope of the market in Pingdingshan, as well as your current capacity including your new plants.

11. Please clarify whether you will be using any portion of the offering proceeds to expand capacity, build new plants, and funding your research and development activities. We note the disclosure that you intend to use the proceeds for general corporate purposes; however, the disclosure suggests that you have designated certain portions for specific projects.

Corporate Information, page 2

12. Where you discuss the fact that you do not have equity interests in your consolidated affiliated entities, please revise to indicate that Mr. Zhu holds 100% of the equity in each of these entities.

13. You indicate here that your principal executive offices are located in the Eastern End of Xiwuzhuang Village, Jiodian Town, Xinhua District, Pingdingshan, Henan, China. It appears that the correct name of the town in which your offices are located is Jiaodian. Please revise.

The Offering, page 4

14. We note that you have separate lines for "[o]rdinary shares offered by us" and "[t]otal ordinary shares offered." You do not disclose the participation of any selling shareholders in this offering, and it is thus unclear why two lines are necessary. Please revise.

15. We note that you state here that you may use the proceeds of this offering for capital contributions "to support the growth of our insurance subsidiaries." Please clarify this phrase, which is not used elsewhere in your prospectus.

Risk Factors, page 6

16. We note your disclaimer in the italicized language at the beginning of this section that "[t]he risks described below are not the only ones facing [you.]" Please revise as necessary to ensure that you have discussed all material risks facing your business, or an investor in this offering. For example, it would be appropriate to discuss the risks raised by the fact that the offering may not occur if your application for listing on the NASDAQ Capital Market is not accepted, as well as the risks raised by your failure to complete the transfer registration of the land rights for your facilities.

<u>Risks Related to Our Business and Our Industry, page 6</u>

<u>Our revenue will decrease if the construction and building material industries … page 6</u>

17. We note your statement here that your revenue is dependent upon the costs of raw materials, the cost of labor, increased taxes, and the costs of doing business. It would appear that you meant to refer to your income rather than your revenue. Please revise.

<u>Our operating results may vary significantly from one reporting period to another … page 6</u>

18. Please revise your disclosure under this heading to ensure that all of the risks discussed here are reflected in the title of this heading. Please break out related risks discussed under this heading under separate headings with more narrowly tailored titles that address the risks that you discuss.

<u>Competition in the building and construction materials industry could adversely … page 7</u>

19. Please revise your disclosure under this heading to indicate the actual competitive conditions faced by your company and any risks that may be posed to it, in addition to listing the various factors affecting your competitive environment.

<u>Our overall profitability is sensitive to price changes and minor variations in … page 7</u>

20. Please revise your disclosure here to discuss in greater detail your ability to control your prices or pass them on to customers when there are "fluctuations in supply and demand" or changes in the cost of raw materials. Please also elaborate on the "fixed-cost nature of [y]our business" and discuss, as applicable, whether there are governmental price controls on your products.

<u>We depend on third parties for supplies essential to operate our business, page 7</u>

21. Please clarify whether there are alternatives to your current suppliers that are available if the favorable working relationships you refer to here sour. Please also clarify whether the shortage of supplies that you state was caused by the New Energy Policy is still ongoing. We note your disclosure on page 50 to the effect that you are no longer feeling the effects of shifts in supply and demand.

<u>We have no insurance coverage for our operations in China, page 8</u>

22. Please advise whether the insurance on company owned vehicles that you refer to here would cover personal injury or property damage of the sort addressed at the top of page 8.

<u>Our operations may incur substantial liabilities to comply with environmental laws and regulations, page 8</u>

23. Please clarify the nature and relevance of the report that you refer to in the second sentence under this heading.

<u>The departure of the senior management and key personnel of our consolidated … page 9</u>

24. Please expand your disclosure here to address the risks posed by Mr. Zhu departing your business in light of the fact that he is the beneficial owner of 100% of the equity of your consolidated affiliated entities.

<u>We may be unable to attract and retain qualified employees…, page 9</u>

25. This risk factor appears generic. Please elaborate on the specific risks posed to your operations.

<u>Risks Related to Our Corporate Structure, page 9</u>

26. If the chops for your consolidated affiliated entities are not controlled by an agent of Yulong WFOE, please disclose this fact and discuss the associated risks.

<u>Shareholders of our consolidated affiliated entities may breach, or cause our … page 9</u>

27. Please revise your disclosure here to address the fact that Mr. Zhu is the beneficial owner of 100% of the equity of your consolidated affiliated entities. Please also expand your disclosure to address the powers of the nominal shareholders of your consolidated affiliated entities in light of the silent investor agreements discussed on page 10. Further, disclose Mr. Zhu's ownership percentage in the registrant after the offering.

<u>We may rely on dividends and other distributions on equity paid by our PRC … page 11</u>

28. You state that you are a holding company and "may" rely on dividends and other distributions from Yulong WFOE for your cash and financing requirements. Please discuss, here or elsewhere, what other methods you may use to meet your cash and financing requirements.

29. You refer here and elsewhere to the ability of your consolidated affiliated entities to pay dividends. As you do not have any equity in these entities, their payment of dividends would not produce cash for you. Please revise to use a more appropriate term for the sort of distribution these entities may make to Yulong WFOE.

30. Please disclose whether any PRC accounting standards and regulations would have prevented the affiliated entities from paying dividends or other distributions to you in the past in order to provide context as to the ability to do so prospectively.

PRC regulations of loans to, and direct investment in, PRC entities by offshore … page 11

31. Please revise your disclosure here and elsewhere to indicate the statutory limits of the loans that you may make to Yulong WFOE. Please also revise to indicate whether you intend to distribute the proceeds of this offering to your Chinese businesses through capital contributions or through a loan.

32. Please advise as to how regulatory restrictions on foreign investment in PRC enterprises engaged in internet content services and online advertising businesses affect your company.

If our PRC subsidiary or consolidated affiliated entities become the subject … page 12

33. We note your statement here that Yulong Group companies hold "substantially all of the assets that are important to the operation of [y]our business." Please disclose which of the assets important to your business are not held by the Yulong Group companies. Similarly, on page 13 and elsewhere in this prospectus you refer to having substantially all of your assets and operations in China. Please disclose what assets are not held within the PRC, and please revise to remedy the inconsistency with your statement on page 39 that all of your sales and operations are within China. We also note the reference to overseas suppliers on page 19.

34. Please describe the rights that investors have in the assets of the consolidated entities in the event of consolidated a voluntary or involuntary liquidation or dissolution.

The approval of the China Securities Regulatory Commission may be required … page 14

35. You state that the application of the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors remains unclear. We note that the regulations are almost eight years old and that the amendments are almost five years old. Please disclose why the application of these regulations remains unclear, and why Allbright feels that your offering is unique or the relevance of your use of contractual arrangements when SPVs controlled by PRC individuals, such as your company, must obtain CSRC approval prior to listing on an overseas stock exchange.

PRC regulations relating to the establishment of offshore holding companies by PRC …, page 15

36. Please explain how the foreign exchange regulations implemented in 2005 and 2007 are "still relatively new and their interpretation and implementation has been constantly

evolving." For instance, provide examples of this uncertainty and disclose whether the government taken inconsistent positions on these regulations.

We face uncertainties with respect to indirect transfers of equity interests in PRC … page 16

37. You refer to a corporate restructuring in the second paragraph under this heading. Please clarify what restructuring you are referring to and whether it has occurred or is prospective. If prospective, please revise your prospectus to discuss it thoroughly.

Our global income and the dividends that we may receive from our PRC subsidiary … page 17

38. You state in the second paragraph under this heading that you plan to conduct substantially all of your business through Yulong WFOE. Please revise here and throughout your prospectus to clarify what portions of your business will not be conducted through the Yulong Group and Yulong WFOE.

39. Here or elsewhere, please make clear the "certain criteria" of SAT Circular 82 and provide an assessment to make clear which criteria you feel you do not meet that forms the basis of why you do not believe you are not a "resident enterprise."

The enforcement of the PRC Labor Contract Law and other labor-related … page 17

40. Please revise to make clear why you expect your labor costs will increase. We note that the laws you refer to here have been in effect since 2008 and 2011.

Risk Factors Related to This Offering and Ownership of Our Common Shares, page 18

Substantial future sales of our ordinary shares in the public market could … page 18

41. You refer to outstanding options here and on page 23, but do not refer to options elsewhere in this prospectus. Please revise, and ensure that you discuss any outstanding options fully.

Certain judgments obtained against us by our shareholders may not be enforceable, page 19

42. Please revise your disclosure under this heading to reflect the fact that you only have one director and officer, and that he is a Chinese national. Please also clarify whether Mr. Zhu has any portion of his assets in the United States.

We have no specific business plan for the net proceeds from this offering … page 19

43. Please clarify your reference here to consolidated affiliated entities outside China, and overseas suppliers. We note your statements elsewhere that all of your operations are in

Pingdingshan, and that you do not refer to any consolidated affiliated entities other than those in Pingdingshan.

Our articles of association contain anti-takeover provisions that could adversely … page 19

44. We note that you refer to having a staggered board here. In addition to currently having only one director, you state on page 59 that after this offering each of your five directors will stand for election every year. Please revise.

We are a foreign private issuer within the meaning of the rules under the Securities … page 20

45. Please revise your disclosure in the final paragraph on page 20 to clarify that you will give at least one complete year's worth of reports on the same forms that an American domestic company would use before you elect to file reports on Forms 20-F and 6-K.

We are an "emerging growth company," and may elect to comply with reduced … page 21

46. Please revise your disclosure under this heading to reflect your status as a foreign private issuer, as well as a smaller reporting company. For example, we note that foreign private issuers may not use proxy statements. In addition, please discuss all of the manners in which you may lose your status as an emerging growth company under this heading. Please refer to no-action letter 1992 SEC No-Act. LEXIS 342 for further guidance.

Being a public company will increase our costs, which could adversely affect … page 21

47. Please clarify your reference to conflict minerals here. We note your disclosure on page 50 that all of your suppliers are based in Pingdingshan, and that your business does not include precious minerals.

We do not currently intend to pay dividends on our ordinary shares, page 23

48. Please reconcile your disclosure under "Dividends distribution, page F-28," with your disclosure here that you have never declared or paid dividends.

We may be classified as a passive foreign investment company, page 23

49. Here or under "Passive Foreign Investment Company, page 76," please include discussion of any risk that you may be considered a PFIC if there was an adverse PRC determination related to your business structure, capitalization, or contractual relationships with your PRC subsidiaries.

Investors in this offering will pay a much higher price that the book value of our … page 23

50. We note your reference to having issued preferred shares that are convertible into your common stock. You do not disclose any sale of preferred shares on page II-1, nor is preferred stock mentioned in the discussion of your authorized share capital on page 65. Please revise.

Special Note on Forward-Looking Statements, page 24

51. Please clarify your statement, "[t]he forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus." If the statements are forward-looking, they necessarily relate to events subsequent to the date of this prospectus.

Use of Proceeds, page 25

52. You do not indicate a principal purpose for the proceeds from this offering, and indicate above and below that you may hold the proceeds as cash for an extended period of time. As you have no specific plan for the proceeds, please discuss the principal reasons for the offering. Please see Item 504 of Regulation S-K.

53. Please disclose whether you have satisfied applicable government registration and approval requirements necessary to provide loans to your PRC affiliated entities. If you do not have these approvals, please describe the process, including its timing.

Determination of the Offering Price, page 25

54. Your statement that the price of the common stock offered in this offering is arbitrary is contrary to the list of factors used in pricing the option listed on page 79. Please revise.

Selected Financial Data, page 28

55. We note that you made a $23 million dividend distribution to shareholders of variable interest entities during fiscal year 2013. Please include pro forma per share data giving effect to the number of shares whose proceeds would be necessary to pay the distribution in excess of the current year's earnings. Please include your calculation as a footnote. Please refer to SAB Topic 1:B.3 for guidance.

Management's Discussion and Analysis of Financial Condition and Results of … page 29

56. As discussed throughout the filing, we note that you are a holding company and your primary business operations are conducted through your consolidated affiliated entities, which are variable interest entities that you control via contractual arrangements. Please expand MD&A to discuss the risks and uncertainties surrounding management's ability

to control these entities via the contractual arrangements. This discussion should describe the cash flows and their forms (e.g., royalties, management fees) and the restrictions, if any, as they move through your various subsidiaries up to Yulong Eco-Materials.

Results of Operations, page 29

57. Please thoroughly revise your disclosure to quantify the impacts of the various factoring the line items discussed here. Please ensure that you make apparent the magnitude of the impact of these factors in the periods discussed, rather than over the course of several periods. For example, on page 30 you discuss an increase in brick sales from March 2012 to December 2012 due to the shutdown of many of your smaller competitors, but do not indicate the impact of this increase in volume on fiscal 2012 as compared to fiscal 2013.

58. Please ensure your disclosure makes clear whether the effects of the events that you have disclosed as impacting your operations, liquidity, and capital resources, will be ongoing and continuing to affect your business. For example, we note that it unclear whether your company is still experiencing impacts from, and may continue to experience, impacts from: shutdown of competitors in the brick space; the new energy policy; the declines in your G&A costs discussed on page 33; or, with regard to your capital resources, the series of related party transactions on pages 35 and 36.

59. Please ensure that you fully discuss and trends or uncertainties that management believes may affect your results of operations. We note your references to projected growth in demand, but the basis for this expectation is not discussed. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

60. Please revise your disclosure here to indicate what portion of your sales for the periods discussed was completed by use the third-party manufacturing facilities discussed on page 48 and 50. Please also revise your Business section as appropriate to clarify whether your workers use these third-party facilities to produce bricks and cement, or if you purchase finished products from these third-parties.

61. For both your annual and interim periods, please revise your results of operations to address the following:

- Provide a discussion of the translation effects of changes in the value of the Renminbi against the U.S. dollar;

- You indicate on page 46 that you currently command approximately 50% of the brick market and 30% of the concrete market. Please advise whether your market share during fiscal years 2013 and 2012 were different and, if so, address the impact such changes had on your revenues for each period presented; and

- You also indicate on page 46 that despite producing both bricks and concrete at capacity in recent years, orders consistently outpaced supplies each year and forced you to outsource production. We further note as disclosed on pages 48 and 50 that you pay selected third-party manufacturers a fee for amounts produced and that 25% and 43% of your brick and concrete were produced in fiscal 2013 under such arrangements. To the extent that the cost of outsourcing bricks and concrete materially impacted your cost of revenues and resulting gross profit, please revise your discussion to address your outsourcing costs accordingly.

Revenue, page 29

62. We note your statement that the increase in sales in fiscal 2013 over fiscal 2012 was, in part, due to the decision to lower your prices in 2011. Please clarify, as 2011 predated 2013 and the lower prices would have been in effect through fiscal 2012, and your disclosure elsewhere indicates that prices were higher in fiscal 2013 than in fiscal 2012.

63. Please clarify the manner in which the new energy policy created a shortage of quicklime, whether quicklime was available from sources outside Pingdingshan, and why, if your company was unable to meet demand, it did not contract out production of bricks in the manner describe on page 48. We note your statement on page 50 that you buy from several suppliers and may replace them, if required, without material difficulties.

Gross Profit, page 32

64. Please expand your disclosure here to discuss in greater detail the relationship between the prices you charge for your products and your raw material costs, particularly in light of the fixed costs you refer to in your risk factors.

Provision for Income Taxes, page 33

65. You state that you cannot realize deferred tax assets for your G&A expenses because you are not subject income taxes under Cayman Islands laws. Please clarify whether these expenses were incurred at the Cayman Islands holding company level, or at the Yulong WFOE level.

Liquidity and Capital Resources, page 34

66. We note, as indicated in your risk factors on page 11 and page F-28 of your consolidated financial statements, the restrictions under PRC law which limits Yulong WFOE and the VIEs' ability to transfer their net assets to the Company. Please expand your liquidity section to discuss this ownership structure and the limitations it may have on your liquidity and ability to pay dividends.

67. Please revise to provide a discussion of your expected cash needs, including a discussion of: i) specific cash needs over the next twelve months and ii) long-term liquidity as discussed in Section 501.03.a of the Codification of Financial Reporting Policies. Clarify whether any amounts are committed and/or available for further borrowing on the short term-bank loans or short-term notes payable. As part of your response, explain how you will satisfy the contractual obligations due within one year of $11.9 million as shown on page 36 with only $7.2 million cash on hand at December 31, 2013. Finally, considering your current and expected sources of liquidity available, revise your filing to address the timing of the estimated $48.9 million additional cost to complete the waste recycling and brick production plant which you indicate has an estimated completion date of May 2014.

Capital Resources, page 34

68. You state that you have financed your daily operations through cash flow from operations and bank loans. It appears that there have also been extensive financing transactions involving your founder and his affiliates. Please revise.

69. Please reconcile your statement that you may fund construction through your working capital with your statement that your current working capital will be sufficient only if the costs of construction are excluded. Clarify also whether the offering proceeds will be used for plant construction, and the manner in which you may receive financial support from the shareholders of your consolidated affiliated entities. Finally, please clarify at what level of your corporate structure the possible sale of equity referred to here may occur.

Cash Flows, page 35

70. Please revise your disclosure under this heading to ensure that the disclosure regarding transactions with related parties that you discuss here correlate with the transactions that you disclose on page 63 and in the notes to your financial statements. Please also clarify with which entities you engaged in the financing and investing transactions discussed here.

71. Please revise your discussion of cash flows on page 35 to explain the reason(s) for the significant increase in net accounts receivable from June 30, 2013 to December 31, 2013. Please address whether a discussion of days sales outstanding would be relevant to a reader of your financial statements. Please also address the significant increase in accounts payable from June 30, 2013 to December 31, 2013, particularly in light of the slight decrease in your inventory for the same period. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Net Cash Provided by (Used In) Financing Activities, page 35

72. Please clarify the manner in which you received the funds from your founder, his affiliates, and shareholders of your consolidated affiliated entities referred to here. Please also reconcile this disclosure with your statement on page 41 that all of the consolidated affiliated elements have been solely capitalized by your founder.

Contractual Obligations, page 36

73. Please advise why neither the costs of completing your factories and the research and development center discussed on page 46, nor the costs of the land use rights discussed on page 57, are included here.

Critical Accounting Policies, page 36

74. Please identify consolidation as a critical accounting policy to provide investors with a comprehensive understanding of management's judgments as to how the contractual arrangements allow for consolidation despite apparent control prohibitions.

Business, page 39

Our Corporate History and Structure, page 39

75. Make clear here or under "Regulations on Offshore Investments by PRC Residents, page 55," whether your PRC shareholders have registered with SAFE as referenced under "Yulong WFOE, page 40." Additionally, discuss whether thee equity pledge agreements have been submitted for registration as referenced under "Equity Pledge Agreements, page 44."

Yulong Group, page 40

76. Please discuss the purpose of the Silent Shareholder Investment Agreement and in particular the reason for the other shareholders holding their respective equity interests on behalf of your founder. Explain any impact this agreement has on the rights of investors in this offering. Please also explain what rights the investors in this offering have in the revenue generated by the Yulong Group companies as well as their interests in each company's assets.

Contractual Arrangements, page 43

77. We note that you believe you have substantial control over your consolidated affiliated entities and their respective shareholders to renew, revise or enter into new contractual arrangements prior to the expiration of the current arrangements on terms that would enable you to continue to operate your business in China after the expiration of the

current arrangements, or pursuant to certain amendments and changes of the current applicable PRC laws, regulations and rules on terms that would enable you to continue to operate your business in China legally. Please disclose whether you anticipate any changes to PRC law impacting your ability to carry out your business.

Exclusive Consulting and Operating Agreements, page 43

78. You state on page 43 that each of Yulong Concrete and Yulong Bricks has previously declared a dividend rather than paying under the consulting agreement with Yulong WFOE. Please advise whether Mr. Zhu received those dividends, or the other shareholders in your consolidated affiliated entities acting on his behalf. We note that Yulong WFOE allowed such distributions on a one-time basis, and will not permit any other distributions by any other Yulong Group company in the future. Please disclose what would prevent other such distributions.

79. You refer in the second bullet point on page 44 a Yulong Group Company having an undeclared net profit "as of the date of this agreement." Please clarify what date you are referring to. Please also clarify whether Yulong WFOE is maintaining reserves to cover losses on the part of the consolidated affiliated entities.

Equity Pledge Agreements, page 44

80. Please note that a pledge implies a possessory security interest; however, your references to the obligations of the shareholders of your consolidated affiliated entities under this agreement imply that Yulong WFOE is not in possession of the shares in these entities. Please revise. Please also clarify the term of this agreement, as referred to in the fourth bullet point under this heading.

81. Please disclose whether Yulong WFOE's entitlement to collect all of the dividends or other distributions, derived from the pledged equity interests requires a default.

82. Please disclose whether this agreement has been registered with the appropriate local branch of the SAIC.

Option Agreements, page 44

83. You state that the Shareholders have granted Yulong WFOE or its designated representative an option to purchase the equity in the consolidated affiliated entities. Please clarify whether this option may be exercised to transfer the equity in these entities to a person other than Yulong WFOE, and if so, please include a risk factor discussing this. Please also clarify whether the proceeds from the exercise of this option will be received by the shareholders in your consolidated affiliated entities or Mr. Zhu.

Our Business Strategy, page 46

84. Here, or elsewhere as appropriate, please disclose the costs of completing your onsite research and development facility.

Suppliers, page 50

85. You state that the suppliers presented here accounted for 10% or more of your "total purchases" for fiscal 2013. Please clarify whether this refers to the amount spent on raw materials that year, by amount of raw materials purchased, or some other rubric.

86. Please revise to explain why supplier(s) of fly-ash and/or quicklime do not account for 10% or more of your total purchases for fiscal 2013.

87. Please reconcile the disclosure that you source materials locally with the disclosure regarding overseas suppliers on page 19.

Competition, page 51

88. Please provide supplemental support for your statement that you "achieve 45% more in profit for every cubic meter of bricks, and 18% for every cubic meter of concrete." Please also revise the statement to make clear what this is in comparison to.

Our Employees, page 52

89. Please clarify whether the employees you refer to here are full time or part time. Please see Item 101(h)(4)(xii).

Regulations, page 52

90. Please revise this section to include the new energy policy that you discuss in your MD&A.

Regulations on Foreign Exchange, page 53

91. Please disclose the status of any governmental approvals and clarify what would happen if such approval is not obtained or substantially delayed. Revise your corresponding risk factor as well.

Facilities, page 56

92. Please clarify whether the purchase prices for the land use rights discussed here have been paid, or merely agreed upon pending transfer registration.

Management, page 58

93. Please indicate the ages of your directors. See Item 401(a) of Regulation S-K.

94. Please revise to include the relevant officers of your consolidated affiliated entities. Please see Item 401(c) of Regulation S-K.

95. Please revise your disclosure regarding your director and independent director appointees to indicate why they are qualified to serve as directors. Please see Item 401(e) of Regulation S-K.

96. We note that here you refer to Mr. Zhu as the general manager of your consolidated affiliated entities, but above you state he serves as their president. Please revise.

97. Please indicate when Mr. Leibo Zhu began serving in his current positions. Please see Item 401(e) of Regulation S-K.

Director Independence, page 59

98. Please reconcile your disclosure that you will determine the independence of your directors with your disclosure on page 58 indicating that the independence of each of your director appointees has already been determined.

99. Please advise as to what consideration was given to the fact that Mr. Li has been a consultant to one of your consolidated affiliated entities to four years when his independence was determined.

100.   We note that the board of directors has affirmatively determined that each member of your audit committee meet the definition of an independent director under applicable SEC and NASDAQ listing rules. Please advise as to what SEC listing rules you are referring to.

Executive Compensation, page 62

101.   Please complete this section. Please note that Mr. Zhu's compensation must be disclosed. Refer to Item 402(l) of Regulation S-K. Please also note that disclosure regarding the executive officers of your consolidated affiliated entities may be appropriate. Please see Instruction 2 to Item 402(m)(2) of Regulation S-K.

Related Party Transactions, page 63

102.   Please provide information for the fiscal years ended June 30, 2011. Please see instruction 1 to Item 404 of Regulation S-K..

103.   Please clarify the outstanding amounts of each loan and disclose whether you will use the proceeds from this offering to repay these amounts.

Share Exchange Agreement, page 63

104.   Please disclose the names of the shareholders discussed here. See Item 404(a)(1) of Regulation S-K.

Other Related Transactions, page 63

105.   Please clarify the information presented under this heading. It is currently unclear whether the dates and numbers presented indicate the value of the loan outstanding as of that date or whether these dates are meant to reflect loans made during a period, as implied by the second sentence under this heading.

106.   Please revise the information under this heading to provide the information required by Item 404(a)(5) of Regulation S-K.

107.   Please note that Section 13(k) of the Exchange Act prohibits issuers (as defined in Section 2 of the Sarbanes-Oxley Act of 2002) from extending or maintaining credit or loans to any director or executive officer, or equivalent thereof, of the issuer. Please clearly identify the employees, officers and other related parties to whom you have advances outstanding.

Principal Shareholders, page 64

108.   In light of the disclosure in Item 15 Recent Sales of Unregistered Securities, please confirm that you have disclosed each person known to you to own beneficially more than 5% of your ordinary shares.

Description of Share Capital, page 65

109.   Please revise your disclosure under this heading as follows:

- Include a discussion of the significance of being an exempted Cayman Islands company, including making clear where and how you will deviate from your rights and obligations as an exempted Cayman Islands company; and

- Revise your disclosure under "Register of Members, page 69," to include discussion of any recourse available where the company fails to update its register of members.

Registration Rights, page 70

110.   You state that holders of 1,450,000 of your shares are entitled to registration rights. You state that all purchasers of your equity were granted registrant rights when they purchased in 2011. Please advise why only 1,450,000 of your shares are entitled to such rights.

Shares Eligible for Future Sale, page 72

111.   Here, or elsewhere as appropriate, please disclosure the number of holders of your common equity. See Item 201(b) of Regulation S-K.

People's Republic of China Taxation, page 73

112.   Please revise your disclosure to include discussion the tax consequences, if any, of a determination that you are not a resident enterprise. Also, include discussion of any applicable treaties here and under "United States Federal Income Taxation, page 74."

Underwriting, page 78

113.   Please clarify the first sentence on page 79. It is unclear why Mr. Zhu would sell the underwriters, as this is not a resale transaction. In addition, please disclose the exceptions in the lock-up agreement.

Where You Can Find Additional Information, page 82

114.   Please ensure your disclosure here is consistent with that under "We are a foreign private issuer within the meaning, page 20." We note, for example, your disclosure here that you intend to file proxy statements.

Financial Statements, page 83

115.   Please note the updating requirements of Rule 8-08 of Regulation S-X. Update MD&A and other sections accordingly.

116.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

116A. How do you maintain your books and records and prepare your financial statements?

- If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

- If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

116B. What is the background of the people involved in your financial reporting?

- We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

  o what role he or she takes in preparing your financial statements;

  o what relevant education and ongoing training he or she has had relating to U.S. GAAP;

  o the nature of his or her contractual or other relationship to you;

  o whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

  o about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

- If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

  o the name and address of the accounting firm or organization;

  o the qualifications of their employees who perform the services for your company;

  o how and why they are qualified to prepare your financial statements;

  o how many hours they spent last year performing these services for you; and

- o the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

- • If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

  - o why you believe they are qualified to prepare your financial statements;

  - o how many hours they spent last year performing these services for you; and

  - o the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

116C.   Do you have an audit committee financial expert?

- • We note that you have not yet established an audit committee. Therefore, please describe the extent of the Board of Directors' knowledge of U.S. GAAP.

Note 3 – Variable interest entities, page F-14

117.   We note that on September 2, 2011, Yulong WFOE entered into the Contractual Arrangements with each Yulong operating company and its shareholders. The Contractual Arrangements were subsequently amended on April 21, 2014. We further note that the significant terms of the Contractual Arrangements are summarized in Note 1 -- Nature of business and organization. We have the following comments in this regard:

- • Based on your disclosures, we assume the significant terms of the Contractual Arrangements as summarized in Note 1 are those of the amended arrangements. If so, given the April 21, 2014 amendment date, please address the appropriateness of applying the terms of the amended arrangements to your financial statements for the two years ended June 30, 2013 and the six months ended December 31, 2013. Please identify the authoritative literature you relied on; and

- • Please provide a detailed summary of the original Contractual Arrangements and highlight all the material changes made in the April 21, 2014 amendment. Please address the accounting implications of each of these material changes.

Note 11 – Related party transactions, page F-23

118.   We note that other receivables--related parties are classified as current assets as these balances are "due on demand". Please tell us your consideration of ASC 310-10-45-9 and revise your disclosures to indicate how you determined that you will collect the

receivables from Henan Juhe Industrial Co., Ltd. within one year. Please also expand your disclosure to discuss the business reasons and nature of the underlying transactions that generated the receivables.

119.   We note, as indicated in your disclosure of non-cash transactions of investing and financing activities on page F-5 that dividend distributions were offset with other receivables--related parties and classified as other payables--related parties. Please expand your disclosure to provide a detailed rollforward of your other receivables--related parties and other payables--related parties such that a reader can understand the nature of the underlying related party transactions entered into each period as well as the related cash flows. Ensure your disclosures reconcile to your statements of cash flows.

Indemnification of Directors and Officers, page II-1

120.   Please ensure that you describe the general effect of the indemnification provisions in the underwriting agreement in your next amendment. See Item 702 of Regulation S-K.

Exhibit Index, page II-4

121.   Please advise as to what consideration was given to filing the lease agreements discussed on page 56 as exhibits. Please see Item 601(10)(ii)(D) of Regulation S-K.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Patricia Do at 202-551-3743 or Jeanne Baker at (202)551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-3729 with any other questions.

Sincerely,

/s/ Pamela Long
Pamela Long
Assistant Director

cc: Francis Chen, Esq. (*via e-mail*)
         LKP Global Law, LLP